Exhibit 99.1

monday.com Appoints Petra Jenner to its Board of Directors

Jenner brings over 25 years of technology experience from Splunk, Salesforce, and Microsoft

New York and Tel Aviv – March 18, 2024 – Today, monday.com Ltd. (NASDAQ: MNDY) (“monday.com”), a work operating system (Work OS) where organizations of any size can create the tools and processes they need to manage every aspect of their work, announced the appointment of Petra Jenner to its Board of Directors, effective April 1, 2024.

Jenner has over 25 years of wide international experience in the digital space. In her current role as Splunk’s Senior Vice President and General Manager for Europe, Middle East, and Africa (EMEA), Jenner oversees the company’s go-to-market strategy and growth in the region. Prior to Splunk, she held various executive positions of increasing responsibility during her six-year tenure at Salesforce and leadership roles with Microsoft, Checkpoint Software, and Pivotal. At Salesforce, Jenner was responsible for the transformation of the company’s business in Europe, which became one of the fastest-growing regions during her tenure. Based in Munich, she studied International Management at the Stanford Graduate School of Business in Singapore and holds a Masters Degree in Business and IT.

“We are pleased to welcome an accomplished technology veteran of Petra’s caliber to monday.com’s Board of Directors,” said Roy Mann and Eran Zinman, co-CEOs of monday.com. “Her expertise in scaling businesses, passion for digital transformation, and familiarity with future work models are powerful assets to both our Board and company. We’re confident that Petra will add invaluable perspective as we take on our next stage of growth.”

“I’m honored to have the opportunity to serve on monday.com’s Board and help deliver on the company's mission of running all core aspects of work,” said Jenner. “It is an exciting time to join the monday.com team, especially with the vast opportunities on the horizon as the company continues to expand upmarket. I look forward to contributing my expertise in delivering innovative solutions and scaling businesses to further grow monday.com and deliver enhanced value for shareholders.”

About monday.com
The monday.com Work OS is a low code- no code platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has offices in Tel Aviv, New York, Miami, Chicago, Denver, London, Warsaw, Sydney, Melbourne, São Paulo, and Tokyo. The platform is fully customizable to suit any business vertical and is currently used by over 225,000 customers across 200 industries in over 200 countries and territories.

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For more information about monday.com please visit our Press Room.

Investor Relations contact:
Byron Stephen
byron@monday.com

Media Relations contact:
Julie Case
julieca@monday.com